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[Insert Company Letterhead]


                                            July 18, 2007


VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549


    Re:    Commonwealth Annuity and Life Insurance Company
           Commonwealth Annuity Separate Account A
           Pre-Effective Amendment to the Registration Statement
           on Form N-4
           File No. 333-141019/811-22024
           ------------------------------

Dear Commissioners:

Commonwealth Annuity and Life Insurance Company (the "Company") and Commonwealth Annuity Separate Account A (the "Separate Account") are hereby transmitting for filing via EDGAR under the Securities Act of 1933, as amended (the "Securities Act"), Pre-Effective Amendment No. 1 to the Separate Account's registration statement on Form N-4 (the "Amendment") for certain flexible premium fixed and variable deferred annuity contracts. All financial statements and exhibits required to be filed are included herein.

The Amendment reflects the Company's responses to the comments received from the staff of the Securities and Exchange Commission (the "Commission") on the initial registration statement filed with the Commission on March 2, 2007. The Amendment also reflects certain updated information, stylistic, editorial, and formatting revisions, and all financial statements and exhibits required to be filed are included therein. This filing has been marked to show changes from the initial registration statement.

Pursuant to Rule 461 under the Securities Act, the Company and the Separate Account's principal underwriter have submitted requests for acceleration of effectiveness of the above-referenced registration statement to July 20, 2007, or as soon thereafter as is reasonably practicable. The Company would very much appreciate any assistance the Commission Staff could provide in meeting such requests.

If you have any questions or comments, please call the undersigned at (508) 460-2408 or Elisabeth M. Bentzinger at (202) 383-0717.

Sincerely,


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U.S. Securities and Exchange Commission
July 18, 2007
Page 2 of 2


/s/ Jon-Luc Dupuy
-----------------
Jon-Luc Dupuy

Assistant General Counsel and Vice President

Attachments

cc:    Stephen E. Roth
       Elisabeth M. Bentzinger

[Insert Company Letterhead]


                            July 18, 2007


    Re:    Commonwealth Annuity and Life Insurance Company
           Commonwealth Annuity Separate Account A
           Pre-Effective Amendment to the Registration Statement
           on Form N-4
           File No. 333-141019/811-22024
           -----------------------------

Commissioners:

On behalf of Commonwealth Annuity and Life Insurance Company (the "Company") and Commonwealth Annuity Separate Account A (the "Separate Account"), this letter responds to one of the comments you provided on May 1, 2007 with respect to the above-referenced filing.

The Company acknowledges that:

   - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   - the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company, on behalf of the Separate Account, from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   - the Company, on behalf of the Separate Account, may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                                     *          *          *

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U.S. Securities and Exchange Commission
July 18, 2007
Page 2 of 2


If you have any questions or comments, please call the undersigned at (508) 460-2408.

Sincerely,

/s/ Jon-Luc Dupuy
-----------------
Jon-Luc Dupuy

Assistant Counsel and Vice President


Attachment

cc:    Stephen E. Roth
       Elisabeth M. Bentzinger



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                               July 18, 2007



VIA EDGAR
---------

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, Epoch Securities, Inc., the principal underwriter, hereby requests that the registration statement filed on Form N-4 for Commonwealth Annuity Separate Account A (File No. 333-141019) be accelerated and declared effective on July 20, 2007, or as soon thereafter as is reasonably practicable.

                                         EPOCH SECURITIES, INC.

                                     By: /s/ Michael A. Reardon
                                         ----------------------
                                         Michael A. Reardon
                                         President and Chief Executive Officer

                                     July 18, 2007



VIA EDGAR
---------

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, Commonwealth Annuity and Life Insurance Company, on behalf of itself and Commonwealth Annuity Separate Account A, hereby requests that the registration statement filed on Form N-4 (File No. 333-141019) be accelerated and declared effective on July 20, 2007, or as soon thereafter as is reasonably practicable.

                                      COMMONWEALTH ANNUITY AND LIFE
                                      INSURANCE COMPANY

                                      COMMONWEALTH ANNUITY SEPARATE
                                      ACCOUNT A


                                      By: /s/ Michael A. Reardon
                                          --------------------------
                                          Michael A. Reardon
                                          President and Chief Executive Officer